HAECO

RECEIVED

2006 NOV 28 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: CSA/CPA12/24

17th November 2006

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

06018852

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Lorence Wong
Deputy Company Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Thomas DiVivo, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2006

dlw 11/29

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Announcement

Connected Transaction
Establishment of Joint Venture for Landing Gear Maintenance

The Directors announce that on 16th November 2006, the Company and its subsidiary TAECO have entered into the Joint Venture Contract with CX, JAL, Liaoyuan, Xiamen Aviation Industry and Xian Aircraft for the establishment of the Joint Venture Company in the PRC for provision of repair, overhaul and support services of landing gears of civil aircraft at Xiamen Airport.

As CX and Xiamen Aviation Industry are respectively substantial shareholders of the Company and its subsidiary TAECO and hence connected persons of the Company, the Transaction constitutes a connected transaction for the Company and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

The Joint Venture Contract

Date: 16th November 2006

Parties:
(1) HAECO
(2) TAECO
(3) CX
(4) JAL
(5) Liaoyuan
(6) Xiamen Aviation Industry
(7) Xian Aircraft

Particulars:

Pursuant to the Joint Venture Contract, the Joint Venture Company will have a term of 50 years from the date of approval by the relevant PRC authorities. The term may be extended upon application six months prior to the expiry of the said 50 years subject to approval by the relevant PRC authorities.

The scope of business of the Joint Venture Company will mainly be the provision of repair, overhaul and support services of landing gears of civil aircraft.

The financing structure of the Joint Venture Company will be as follows:-

Joint Venture Party	Capital contribution (US$)	Shareholder's Loan (Maximum Amount) (US$)	Shareholding Percentage
HAECO	6,972,780	5,508,940	50.2%
TAECO	1,666,800	1,316,400	12.0%
CX	1,375,110	1,086,030	9.9%
JAL	1,375,110	1,086,030	9.9%
Liaoyuan	694,500	548,500	5.0%
Xiamen Aviation Industry	1,111,200	877,600	8.0%
Xian Aircraft	694,500	548,500	5.0%
Total	13,890,000	10,970,000	100.0%

Total capital contribution	13,890,000
Total shareholders' loan	10,970,000
Bank loan financing	16,640,000
Total investment	41,500,000

Each Joint Venture Party will pay its capital contribution in cash in USD or RMB equivalent within 6 months after the Establishment Date. The aggregate capital contribution and shareholders' loans by HAECO and its subsidiary TAECO will be US$15,462,920.

The transfer by any Joint Venture Party of its interest in the registered capital of the Joint Venture Company is subject to the pre-emptive rights of the other Joint Venture Parties.

The board of directors of the Joint Venture Company will comprise 13 members: 6 directors (including the chairman and vice chairman of the board) appointed by HAECO, 2 directors appointed by TAECO, 1 director appointed by CX, 1 director appointed by JAL, 1 director appointed by Liaoyuan, 1 director appointed by Xiamen Aviation Industry and 1 director appointed by Xian Aircraft. The general manager will be appointed by the board of directors of the Joint Venture Company.

The performance of the obligations of the Joint Venture Parties under the Joint Venture Contract is conditional upon, among other things, all necessary approvals, licences and registration from the relevant PRC government authorities for the Joint Venture Contract and the Transaction having been obtained.

Reasons for, and benefits of, the Transactions

The establishment of the Joint Venture Company at Xiamen Airport will capture the landing gear repair business opportunities available from the customer base of HAECO and TAECO. The Transaction forms part of the normal commercial activities of HAECO in the ordinary and normal course of its business and it is expected that they will contribute to growth in HAECO's revenue and profitability.

Compliance with Listing Rules

As CX and Xiamen Aviation Industry are respectively substantial shareholders of the Company and its subsidiary TAECO and hence connected persons of the Company, the Transaction constitutes a connected transaction for the Company. As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules on the aggregate capital contribution by HAECO and its subsidiary TAECO in the Joint Venture Company exceed 0.1% but are below 2.5%, the Transaction is subject to the announcement and reporting requirements of Chapter 14A of the Listing Rules.

Opinion of the Directors

The Directors (including the independent non-executive Directors) consider that the Transaction is on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and its shareholders as a whole.

Directors

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chen, J.C.G. Bremridge, J.R. Gibson, M. Hayman, M.J.A. Sathianathan;

Non-Executive Directors: D.G. Cridland, M. Cubbon, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and

Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and O.C.L. Tong.

Definitions

"CX"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
"Company" or "HAECO"	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
"Directors"	The directors of the Company
"Establishment Date"	The date of issuance of the business licence of the Joint Venture Company by the State Administration for Industry and Commerce of the PRC.
"JAL"	Japan Airlines International Company Limited, a company incorporated in Japan, the principal activity of which is the operation of scheduled airline services.
"Joint Venture Company"	Taikoo (Xiamen) Landing Gear Services Co., Ltd., the joint venture company to be established in the PRC in accordance with the Joint Venture Contract.
"Joint Venture Contract"	The joint venture contract dated 16th November 2006 between HAECO, TAECO, CX, JAL, Liaoyuan, Xiamen Aviation Industry and Xian Aircraft in respect of the establishment of the Joint Venture Company
"Joint Venture Party"	Any one of HAECO, TAECO, CX, JAL, Liaoyuan, Xiamen Aviation Industry and Xian Aircraft; collectively "Joint Venture Parties".
"Liaoyuan"	Shaanxi Liaoyuan Hydraulic System Company Limited, a company incorporated in the PRC, the principal activity of which is production of small to medium sized landing gears and accessories.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"PRC"	The People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TAECO"	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
"Transaction"	The transaction contemplated under the Joint Venture Contract.
"Xiamen Aviation Industry"	Xiamen Aviation Industry Company Limited, a company incorporated in the PRC, the principal activity of which is industrial investment.
"Xian Aircraft"	Xian Aircraft International Company Limited, a company incorporated in the PRC, the principal activity of which is production of aviation and transportation material.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary
Hong Kong, 16th November 2006

SWIRE